FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 6, 2010

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes__ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' consolidated condensed interim financial statements for the three-month period ended March 31, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2010

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

2

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

MARCH 31, 2010

46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

3

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended March 31,
	Notes	2010	2009
Continuing operations		(Unaudited)
Net sales	3	1,638,721	2,434,288
Cost of sales	3 & 4	(987,043)	(1,363,312)
Gross profit		651,678	1,070,976
Selling, general and administrative expenses	3 & 5	(347,387)	(387,080)
Other operating income (expense), net	3	5,049	1,746
Operating income		309,340	685,642
Interest income	6	7,148	4,574
Interest expense	6	(20,069)	(39,147)
Other financial results	6	7,691	(36,359)
Income before equity in earnings of associated companies and income tax		304,110	614,710
Equity in earnings (losses) of associated companies		23,526	(8,579)
Income before income tax		327,636	606,131
Income tax		(105,426)	(205,074)
Income for continuing operations		222,210	401,057
Discontinued operations
Result for discontinued operations	12	-	(7,962)
Income for the period		222,210	393,095
Attributable to:
Equity holders of the Company		219,549	366,047
Minority interest		2,661	27,048
		222,210	393,095
Earnings per share attributable to the equity holders of the Company during period:
Weighted average number of ordinary shares (thousands)	7	1,180,537	1,180,537
Continuing and Discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)	7	0.19	0.31
Basic and diluted earnings per ADS (U.S. dollars per ADS)	7	0.37	0.62
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.19	0.31
Basic and diluted earnings per ADS (U.S. dollars per ADS)		0.37	0.63

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2010	2009
	(Unaudited)
Income for the period	222,210	393,095
Other comprehensive income:
Currency translation adjustment	(5,109)	(133,415)
Hedge reserve	(3,283)	(11,518)
Share of other comprehensive income of associates
Currency translation adjustment	6,729	(16,523)
Hedge reserve	56	639
Income tax relating to components of other comprehensive income	1,121	2,696
Other comprehensive income for the period, net of tax	(486)	(158,121)
Total comprehensive income for the period	221,724	234,974
Attributable to:
Equity holders of the Company	230,435	222,958
Minority interest	(8,711)	12,016
	221,724	234,974

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At March 31, 2010		At December 31, 2009
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	3,323,522		3,254,587
Intangible assets, net	9	3,635,435		3,670,920
Investments in associated companies		631,410		602,572
Other investments		33,299		34,167
Deferred tax assets		203,426		197,603
Receivables		102,205	7,929,297	101,618	7,861,467
Current assets
Inventories		1,820,265		1,687,059
Receivables and prepayments		225,421		220,124
Current tax assets		194,079		260,280
Trade receivables		1,170,072		1,310,302
Available for sale assets	14	21,572		21,572
Other investments		645,780		579,675
Cash and cash equivalents		1,631,919	5,709,108	1,542,829	5,621,841

Total assets			13,638,405		13,483,308
EQUITY
Capital and reserves attributable to the Company’s equity holders			9,322,599		9,092,164
Minority interest			619,934		628,672
Total equity			9,942,533		9,720,836
LIABILITIES
Non-current liabilities
Borrowings		653,770		655,181
Deferred tax liabilities		839,869		860,787
Other liabilities		196,845		192,467
Provisions		84,669		80,755
Trade payables		3,228	1,778,381	2,812	1,792,002
Current liabilities
Borrowings		676,572		791,583
Current tax liabilities		286,498		306,539
Other liabilities		221,326		192,190
Provisions		30,142		28,632
Customer advances		66,684		95,107
Trade payables		636,269	1,917,491	556,419	1,970,470
Total liabilities			3,695,872		3,762,472
Total equity and liabilities			13,638,405		13,483,308

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (*)	Total	Minority Interest	Total
									(Unaudited)
Balance at January 1, 2010	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836
Income for the period	-	-	-	-	-	219,549	219,549	2,661	222,210
Other comprehensive income
Currency translation adjustment	-	-	-	6,264	-	-	6,264	(11,373)	(5,109)
Hedge reserve, net of tax	-	-	-	-	(2,163)	-	(2,163)	1	(2,162)
Share of other comprehensive income of associates	-	-	-	6,729	56	-	6,785	-	6,785
Other comprehensive income for the period	-	-	-	12,993	(2,107)	-	10,886	(11,372)	(486)
Total comprehensive income for the period	-	-	-	12,993	(2,107)	219,549	230,435	(8,711)	221,724
Acquisition of minority interest	-	-	-	-	-	-	-	(27)	(27)
Balance at March 31, 2010	1,180,537	118,054	609,733	42,526	8,377	7,363,372	9,322,599	619,934	9,942,533

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Minority Interest	Total
									(Unaudited)
Balance at January 1, 2009	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887
Income for the period	-	-	-		-	366,047	366,047	27,048	393,095
Other comprehensive income
Currency translation adjustment	-	-	-	(120,317)	-	-	(120,317)	(13,098)	(133,415)
Hedge reserve, net of tax	-	-	-	-	(6,888)	-	(6,888)	(1,934)	(8,822)
Share of other comprehensive income of associates	-	-	-	(16,523)	639	-	(15,884)	-	(15,884)
Other comprehensive income for the period	-	-	-	(136,840)	(6,249)	-	(143,089)	(15,032)	(158,121)
Total comprehensive income for the period	-	-	-	(136,840)	(6,249)	366,047	222,958	12,016	234,974
Acquisition and decrease of minority interest	-	-	-	-	(291)	-	(291)	(5,651)	(5,942)
Change in equity reserves	-	-	-	-	21	-	21	-	21
Balance at March 31, 2009	1,180,537	118,054	609,733	(360,619)	(4,392)	6,855,946	8,399,259	531,681	8,930,940

(*) Retained Earnings as of December 31, 2009 calculated in accordance with Luxembourg Law are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2003

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

		Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	Note	2010	2009
Cash flows from operating activities		(Unaudited)	(Unaudited)
Income for the period		222,210	393,095
Adjustments for:
Depreciation and amortization	8 & 9	126,028	121,741
Income tax accruals less payments		(28,258)	(150,496)
Equity in (earnings) losses of associated companies		(23,526)	8,459
Interest accruals less payments, net		9,047	24,167
Changes in provisions		5,424	(11,475)
Changes in working capital		124,247	387,945
Other, including currency translation adjustment		1,100	(9,989)
Net cash provided by operating activities		436,272	763,447

Cash flows from investing activities
Capital expenditures	8 & 9	(157,962)	(119,829)
Acquisition and decrease of minority interest	11	(27)	(5,942)
Proceeds from disposal of property, plant and equipment and intangible assets		2,910	2,579
Dividends and distributions received from associated companies		1,472	940
Investments in short terms securities		(66,105)	(17,250)
Net cash used in investing activities		(219,712)	(139,502)

Cash flows from financing activities
Proceeds from borrowings		198,323	194,745
Repayments of borrowings		(307,045)	(340,683)
Net cash used in financing activities		(108,722)	(145,938)

Increase in cash and cash equivalents		107,838	478,007

Movement in cash and cash equivalents
At the beginning of the period		1,528,707	1,525,022
Effect of exchange rate changes		(11,636)	(34,322)
Increase in cash and cash equivalents		107,838	478,007
At March 31,		1,624,909	1,968,707

		At March 31,
Cash and cash equivalents		2010	2009
Cash and bank deposits		1,631,919	1,980,586
Bank overdrafts		(7,010)	(11,879)
		1,624,909	1,968,707

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Earnings and dividends per share
8	Property, plant and equipment, net
9	Intangible assets, net
10	Contingencies, commitments and restrictions on the distribution of profits
11	Business combinations and other acquisitions
12	Discontinued operations
13	Related party transactions
14	Process in Venezuela

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001 as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 31 to the audited Consolidated Financial Statements for the year ended December 31, 2009.

These Consolidated Condensed Interim Financial Statements were approved for issue by the Company’s Board of Directors on May 5, 2010.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2009. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2009, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board and adopted by the European Union.

Whenever necessary, comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

3           Segment information

Reportable operating segments
                                                                                                           (Unaudited)
(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Total Continuing operations	Total Discontinued operations (*)
Three-month period ended March 31, 2010
Net sales	1,410,426	93,227	135,068	1,638,721	-
Cost of sales	(825,222)	(63,170)	(98,651)	(987,043)	-
Gross profit	585,204	30,057	36,417	651,678	-
Selling, general and administrative expenses	(309,516)	(23,325)	(14,546)	(347,387)	-
Other operating income (expenses), net	3,461	1,765	(177)	5,049	-
Operating income	279,149	8,497	21,694	309,340	-

Depreciation and amortization	117,259	4,759	4,010	126,028	-

Three-month period ended March 31, 2009
Net sales	2,090,591	222,212	121,485	2,434,288	15,197
Cost of sales	(1,098,711)	(154,933)	(109,668)	(1,363,312)	(17,103)
Gross profit	991,880	67,279	11,817	1,070,976	(1,906)
Selling, general and administrative expenses	(352,036)	(18,349)	(16,695)	(387,080)	(5,275)
Other operating income (expenses), net	1,473	105	168	1,746	(362)
Operating income	641,317	49,035	(4,710)	685,642	(7,543)

Depreciation and amortization	110,897	3,988	6,841	121,726	15

Geographical information
                                                                 (Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total Continuing operations	Total Discontinued operations (*)
Three-month period ended March 31, 2010
Net sales	717,105	380,179	209,720	249,335	82,382	1,638,721	-
Depreciation and amortization	63,682	26,530	28,650	312	6,854	126,028	-

Three-month period ended March 31, 2009
Net sales	1,051,523	543,384	276,516	395,279	167,586	2,434,288	15,197
Depreciation and amortization	67,768	23,575	25,775	310	4,298	121,726	15

(*) Corresponds to the Venezuelan Companies (year 2009).

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

For geographical information purposes, “North America” comprises principally Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway, Romania and United Kingdom; “Middle East and Africa” comprises principally Algeria, Angola, Egypt, Iraq, Nigeria and Saudi Arabia; “Far East and Oceania” comprises principally China, Indonesia and Japan.

4           Cost of sales

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2010	2009
	(Unaudited)
Inventories at the beginning of the period	1,687,059	3,091,401

Plus: Charges of the period
Raw materials, energy, consumables and other	728,929	475,673
Services and fees	70,847	66,318
Labor cost	214,129	174,062
Depreciation of property, plant and equipment	69,679	61,455
Amortization of intangible assets	1,327	618
Maintenance expenses	41,645	51,839
Provisions for contingencies	-	325
Allowance for obsolescence	(20,060)	6,483
Taxes	1,615	1,733
Other	12,138	14,234
	1,120,249	852,740
Less: Inventories at the end of the period	(1,820,265)	(2,563,726)
	987,043	1,380,415
From Discontinued operations	-	(17,103)
	987,043	1,363,312

5           Selling, general and administrative expenses

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2010	2009
	(Unaudited)
Services and fees	45,624	55,571
Labor cost	109,848	109,545
Depreciation of property, plant and equipment	4,842	2,735
Amortization of intangible assets	50,180	56,933
Commissions, freight and other selling expenses	86,376	111,471
Provisions for contingencies	14,263	(4,515)
Allowances for doubtful accounts	(7,840)	7,994
Taxes	24,718	30,288
Other	19,376	22,333
	347,387	392,355
From Discontinued operations	-	(5,275)
	347,387	387,080

6                                                Financial results

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2010	2009
	(Unaudited)
Interest income	7,148	4,613
Interest expense (*)	(20,069)	(40,827)
Interest net	(12,921)	(36,214)
Net foreign exchange transaction results	(1,442)	(15,932)
Foreign exchange derivatives contracts results (**)	9,537	(17,997)
Other	(404)	(3,304)
Other financial results	7,691	(37,233)
Net financial results	(5,230)	(73,447)
From Discontinued operations	-	2,515
	(5,230)	(70,932)

Each item included in this note differs from its corresponding line in the Consolidated Condensed Interim Income Statement because it includes discontinued operations’ results.

Net foreign exchange transaction results include those amounts that affect the gross margin of certain subsidiaries which functional currencies are different from the U.S. dollar.

(*) Interest rate swaps losses, included under “Interest expense” for the three-month period ended March 31, 2010 and March 31, 2009 amount to $3.7 million and $0.1 million, respectively.

(**)Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. A gain of $4.0 million and a loss of $9.6 million arising from the valuation of these contracts have been recognized for the three-month period ended March 31, 2010 and March 31, 2009, respectively.

7           Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the period.

	Three-month period ended March 31,
	2010	2009
	(Unaudited)
Net income attributable to equity holders	219,549	366,047
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	0.19	0.31
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	0.37	0.62

Result for discontinued operations attributable to equity holders
Basic and diluted earnings per share (U.S. dollars per share)	-	(0.00)
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	-	(0.01)

(*) Each ADS equals two shares

On February 24, 2010 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on June 2, 2010, the payment of an annual dividend of $0.34 per share ($0.68 per ADS), or approximately $401 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) paid on November 26, 2009. If the annual dividend is approved by the shareholders, a dividend of $0.21 per share ($0.42 per ADS), or approximately $248 million will be paid on June 24, 2010, with an ex-dividend date of June 21, 2010. These Consolidated Condensed Interim Financial Statements do not reflect this dividend payable.

On June 3, 2009, the Company’s shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 2008, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on June 25, 2009. In the aggregate, the interim dividend paid in November 2008 and the balance paid in June 2009 amounted to approximately $507 million.

8                                   Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2010	2009
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	3,254,587	2,982,871
Currency translation adjustment	(5,908)	(97,487)
Additions	153,494	117,313
Disposals	(2,837)	(2,034)
Transfers	(1,293)	(313)
Depreciation charge	(74,521)	(64,190)
At March 31,	3,323,522	2,936,160

9                                               Intangible assets, net

(all amounts in thousands of U.S. dollars)	2010	2009
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	3,670,920	3,826,987
Currency translation adjustment	10,334	(10,756)
Additions	4,468	2,516
Disposals	(73)	(545)
Transfers	1,293	313
Amortization charge	(51,507)	(57,551)
At March 31,	3,635,435	3,760,964

10           Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2009.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS91.7 million (approximately $23.8 million) at March 31, 2010, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

Ongoing investigation

The Company has learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons. These payments may have violated certain applicable laws, including the U.S. FCPA (“Foreign corrupt practices act”). The Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of these payments and related matters, and the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company will share the results of this review with the appropriate regulatory agencies, and will cooperate with any investigations that may be conducted by such agencies. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

•
A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. Prices are adjusted quarterly in accordance with market conditions and the estimated aggregate amount of the contract at current prices is approximately $500 million.

•
A Tenaris company is a party to a ten-year raw material purchase contract with QIT, under which it committed to purchase steel bars, with deliveries starting in July 2007. The estimated aggregate amount of the remaining commitments on the contract at current prices is approximately $250 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns subject to certain limitations.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2009, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended Decmber 31, 2009	3,916,482
Total equity in accordance with Luxembourg law	5,824,806

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2009, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2009, distributable amount for the financial period of Tenaris under Luxembourg law totals $4.5 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2008 under Luxembourg law	3,174,932
Dividends received	1,265,460
Other income and expenses for the year ended December 31, 2009	(16,279)
Dividends paid	(507,631)
Retained earnings at December 31, 2009 under Luxembourg law	3,916,482
Share premium	609,733
Distributable amount at December 31, 2009 under Luxembourg law	4,526,215

11           Business combinations and other acquisitions

(a) Tenaris acquired control of Seamless Pipe Indonesia Jaya

In April 2009, Tenaris completed the acquisition from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru of a 77.45% holding in Seamless Pipe Indonesia Jaya (“SPIJ”), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of $69.5 million, with $21.9 million being payable as consideration for SPIJ's equity and $47.6 million as consideration for the assignment of certain sellers' loan to SPIJ. Tenaris began consolidating SPIJ’s balance sheet and results of operations since April 2009.

 (b) Minority Interest

During the three-month period ended March 31, 2009, additional shares of certain Tenaris subsidiaries were acquired from minority shareholders for approximately $5.9 million.

The assets and liabilities determined arising from the acquisitions are as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31, 2009
Other assets and liabilities (net)	(1,309)
Property, plant and equipment	24,123
Net assets acquired	22,814
Minority interest	3,170
Sub-total	25,984
Assumed liabilities	47,600
Sub-total	73,584
Cash acquired	5,501
Purchase consideration	79,085

12           Discontinued operations

Nationalization of Venezuelan Subsidiaries

The results of operations and cash flows generated by the Venezuelan Companies (as defined in Note 14) are presented as discontinued operations in these Consolidated Condensed Interim Financial Statements. For further information see Note 14.

Analysis of the result of discontinued operations

(i) Result for discontinued operations

(all amounts in thousands of U.S. dollars)	(*) Three-month period ended March 31,
2009
(Unaudited)
Gross loss	(1,906)
Operating loss	(7,543)
Net loss for discontinued operations	(7,962)

(ii) Net cash flows attributable to discontinued operations

(*) Three-month period ended March 31,
2009
(Unaudited)
Net cash provided by operating activities	1,742
Net cash used in investing activities	(429)
Net cash provided by financing activities	306

(*) Corresponds to the Venezuelan Companies.

All amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

13           Related party transactions

Based on the information most recently available to the Company, as of  March 31, 2010:

•	San Faustin N.V. owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•	San Faustín N.V. owned all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.

•
Rocca & Partners S.A. controlled a significant portion of the voting power of San Faustín N.V. and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.

•	There were no controlling shareholders for Rocca & Partners S.A.

Based on the information most recently available to the Company, as of March 31, 2010 Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares, while the remaining 39.43% were publicly traded.

At March 31, 2010, the closing price of Ternium S.A. (“Ternium”) ADS as quoted on the New York Stock Exchange was $41.03 per ADS, giving Tenaris’s ownership stake a market value of approximately $942.5 million. At March 31, 2010, the carrying value of Tenaris’s ownership stake in Ternium was approximately $614.9 million.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

(all amounts in thousands of U.S. dollars)

(Unaudited)
	Three month period ended March 31, 2010
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	7,804	3,891	11,695
	Sales of services	2,624	628	3,252
		10,428	4,519	14,947
	(b) Purchases of goods and services
	Purchases of goods	35,280	4,546	39,826
	Purchases of services	17,253	25,379	42,632
		52,533	29,925	82,458

(Unaudited)
	Three month period ended March 31, 2009
		Associated (1)	Other	Total
(i)	Transactions (2)
	(a) Sales of goods and services
	Sales of goods	3,757	24,097	27,854
	Sales of services	3,524	1,346	4,870
		7,281	25,443	32,724
	(b) Purchases of goods and services
	Purchases of goods	8,550	2,579	11,129
	Purchases of services	22,551	16,375	38,926
		31,101	18,954	50,055

(Unaudited)
	At March 31, 2010
		Associated (1)	Other	Total
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	19,709	8,329	28,038
	Payables to related parties	(29,889)	(5,968)	(35,857)
		(10,180)	2,361	(7,819)
	(b) Financial debt
	Borrowings	(3,722)	-	(3,722)

	At December 31, 2009
		Associated (1)	Other	Total
(ii)	Year-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	18,273	7,093	25,366
	Payables to related parties	(23,898)	(5,856)	(29,754)
		(5,625)	1,237	(4,388)
	(b) Financial debt
	Borrowings	(2,907)	-	(2,907)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V.
group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd (“Hydril Jindal”).
 (2) Includes $ 0.2  million of purchases of nationalized Venezuelan subsidiaries.

14           Process in Venezuela

Nationalization of Venezuelan Subsidiaries

Within the framework of Decree Law 6058, on May 22, 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries TAVSA – Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi, Materiales Siderurgicos S.A (“Matesi”), and Complejo Siderurgico de Guayana, C.A (“Comsigua”), in which the Company has a minority interest (collectively, “the Venezuelan Companies”). On May 25, 2009, the Minister of Basic Industries and Mines of Venezuela (“MIBAM”) issued official communications N°230/09 and 231/09, appointing the MIBAM’s representatives to the transition committees charged with overseeing the nationalization processes of Tavsa and Matesi. On May 29, 2009, the Company sent response letters to the MIBAM acknowledging the Venezuelan government’s decision to nationalize Tavsa and Matesi, appointing its representatives to the transition committees, and reserving all of its rights under contracts, investment treaties and Venezuelan and international law and the right to submit any controversy between the Company or its subsidiaries and Venezuela relating to Tavsa and Matesi’s nationalization to international arbitration, including arbitration administered by ICSID.

On July 14, 2009, President Chávez issued Decree 6796, which orders the acquisition of the Venezuelan Companies’ assets and provides that Tavsa’s assets will be held by the Ministry of Energy and Oil, while Matesi and Comsigua’s assets will be held by MIBAM. Decree 6796 also requires the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties fail to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry will assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch will order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities there under are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

On August 19, 2009, the Company announced that Venezuela, acting through the transition committee appointed by the MIBAM, unilaterally assumed exclusive operational control over Matesi.

On November 17, 2009, the Company announced that Venezuela acting through PDVSA Industrial S.A. (a subsidiary of Petroleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Following this formal change in operational control, PDVSA Industrial has assumed complete responsibility over Tavsa’s operations and management and since then Tavsa’s operations are being managed by the transition committee previously appointed by Venezuela. The Company’s representatives in Tavsa’s board of directors have ceased in their functions.

The Company’s investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and, as noted above, Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the Venezuelan Companies results of operations and cash flows as from June 30, 2009 and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris subsidiaries have also net receivables with the Venezuelan Companies as of March 31, 2010, for a total amount of $27.7 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

Ricardo Soler
Chief Financial Officer